                                                                       EXHIBIT 1


NEWS RELEASE                                                     [InterOil Logo]
--------------------------------------------------------------------------------


        INTEROIL ANNOUNCES PRELIMINARY YEAR-END 2004 UNAUDITED FINANCIALS

     FEBRUARY 28, 2005 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX) (IOC:AMEX) (IOC:ASX/POMSOX), a Canadian company with operations in Papua New Guinea, today announces preliminary unaudited financial accounts for the year-ended 2004. InterOil is required by the Australian Stock Exchange (ASX) to lodge preliminary unaudited financial results within 60 days of year-end. This release is to satisfy regulation that all exchanges are kept informed of the same information. The year-end 2004 audited financials will be released by March 31, 2005. A copy of the ASX filing can be found on our web site at www.interoil.com.

     In accordance with the company's accounting policy for oil and gas exploration and development activities which complies with the US and Canadian Generally Accepted Accounting Policies, it is necessary under the Statement of Financial Accounting Standards No. 19 to expense previously capitalized drilling expenditures. This financial adjustment is in addition to the cost of exploration licences, geological and geophysical works and the seismic program that has been expensed in the fiscal year 2004

     InterOil is developing a vertically integrated energy company whose primary focus is Papua New Guinea and the surrounding region. Its assets comprise an oil refinery, upstream petroleum exploration licenses, and retail and commercial distribution assets. The majority of the refined products from InterOil's refinery are secured by off-take contracts with Shell and InterOil's wholly-owned subsidiary, InterOil Products Limited. BP Singapore is InterOil's agent for crude oil supplied to the refinery. InterOil is also undertaking an extensive petroleum exploration program within its eight million acre license area located in Papua New Guinea.

InterOil's common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollars; on the American Stock Exchange under the symbol IOC in US dollars; and on the Australian Stock Exchange in CHESS Depositary Interests in Australian dollars under the symbol IOC which trade on a 10:1 basis to common shares. For more information please see the InterOil website at: www.interoil.com.


                                                           InterOil News Release
                                                                     Page 1 of 2

FOR FURTHER INFORMATION:

Gary M Duvall                                    Anesti Dermedgoglou
V.P., Corporate Development                      V.P., Investor Relations
InterOil Corporation                             InterOil Corporation
gary.duvall@interoil.com                         anesti@interoil.com
Houston, TX USA                                  Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +617 4046 4600

                             CAUTIONARY STATEMENTS

This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated.

The Company currently has no reserves as defined under Canadian National Instrument 51-101 reserve definitions. See the Company's filings with the Canadian securities regulators for additional risks and information about the Company's business.

INTEROIL CORPORATION
ARBN:094 136 884

CONSOLIDATED FINANCIAL STATEMENTS                        [INTEROIL LOGO]
(Unaudited, Expressed in United States dollars)

Years ended December 31, 2004 and 2003

INTEROIL CORPORATION
APPENDIX 4E

FULL YEAR REPORT                                         [INTEROIL LOGO]
PERIOD ENDING DECEMBER 31, 2004
RESULTS FOR ANNOUNCEMENT TO THE MARKET
ARBN:094136884

                                                              %UP/     DECEMBER 2004  DECEMBER 2003
RESULTS                                                      (DOWN)       $US'000        $US'000
Revenues from ordinary activities                            >1000%        89,299           259

(Loss) from ordinary activities after tax
attributable to members                                      >1000%       (51,610)       (3,518)

Net (loss) for the period attributable to members            >1000%       (51,610)       (3,518)

Earnings per common share                                                   (2.03)        (0.16)

Earnings per CDI*                                                           (0.20)        (0.02)

DIVIDENDS

The company does not propose to pay dividends in the current period. There were no dividends paid in the previous corresponding period.

NET TANGIBLE ASSETS PER SECURITY                                   $US          $US
Net tangible asset backing per common share                        5.62         6.18

Net tangible asset backing per CDI*                                0.56         0.62

* 10 Chess Depository Instruments (CDIs) represent one common share.

This information is provided according to ASX listing rule 4.3A.

The Appendix 4E and Financial Report for the year ended December 31, 2004 should be read in conjunction with the Company's 2003 annual report.

The Financial Statements have been prepared using Canadian Generally Accepted Accounting Principles (GAAP).

The Financial Statements for the full year ended December 31, 2004 are in the process of being audited.

INTEROIL CORPORATION

CONSOLIDATED BALANCE SHEETS                                      [INTEROIL LOGO]
(Expressed in United States dollars)

                                                                     DECEMBER 31       DECEMBER 31
                                                                        2004              2003
                                                                          $                $
                                                                     -----------       -----------
ASSETS
Current assets:
   Cash and cash equivalents                                          39,721,650         9,313,682
   Temporary investments                                               4,421,971        24,723,572
   Trade receivables                                                  45,663,165                 -
   Other receivables                                                           -           175,491
   Commodity hedge contracts (note 7)                                    503,500                 -
   Other assets                                                          905,507           311,093
   Inventories (note 4)                                               27,916,902                 -
   Prepaid expenses                                                      323,450           488,532
                                                                     -----------       -----------
                                                                     119,456,145        35,012,370
Deferred finance costs                                                   760,488                 -
Plant and equipment (note 5)                                         246,278,956       202,309,465
Oil and gas properties (note 6)                                        6,605,360        23,018,015
Future income tax benefit                                                883,308                 -
                                                                     -----------       -----------
                                                                     373,984,256       260,339,850
                                                                     ===========       ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable and accrued liabilities                           29,064,757         5,835,583
   Short term loan facility - crude feedstock (note 14)               63,485,637                 -
   Deferred acquisition cost (note 8)                                 12,123,106                 -
   Due to related parties (note 3)                                     1,056,251         1,478,751
   Current portion of secured loan (note 9)                            9,000,000         9,000,000
   Current portion of indirect participation interest (note 10)       13,749,852                 -
                                                                     -----------       -----------
                                                                     128,479,603        16,314,334

Accrued financing costs                                                  863,329                 -
Secured loan (note 9)                                                 76,000,000        74,000,000
Indirect participation interest (note 10)                             10,608,830        16,600,000
                                                                     -----------       -----------
                                                                     215,951,762       106,914,334
                                                                     -----------       -----------

Non-controlling interest (note 11)                                     6,465,010         6,467,496
                                                                     -----------       -----------

Shareholders' equity:
   Share capital (note 12)                                           217,159,275       157,449,200
   Contributed surplus                                                 1,841,776           540,222
   Warrants                                                            1,912,606                 -
   Equity translation adjustment                                         464,989                 -
   Shares issued to convertible debenture holders                     (6,976,800)                -
   Deferred hedge gain (note 7)                                          544,215                 -
   Accumulated deficit                                               (63,378,576)      (11,031,402)
                                                                     -----------       -----------
                                                                     151,567,485       146,958,020
                                                                     -----------       -----------
                                                                     373,984,256       260,339,850
                                                                     ===========       ===========

See accompanying notes to the consolidated financial statements

INTEROIL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in United States dollars)
                                                                [INTEROIL LOGO]

                                                              YEAR ENDED
                                                     -----------------------------
                                                     DECEMBER 31       DECEMBER 31
                                                        2004              2003
                                                          $                 $
                                                     -----------       -----------
REVENUE

 Sales and operating revenues (note 15)               88,719,838                 -
 Interest                                                382,461           246,912
 Other                                                   196,337            12,368
                                                     -----------       -----------
                                                      89,298,636           259,280
                                                     -----------       -----------

EXPENSES

 Cost of sales and operating expenses (note 15)       78,273,786                 -
 Administrative and general expenses                  13,711,924         2,337,255
 Management fees for prior periods waived                      -          (840,000)
 Exploration costs (note 6)                           38,470,074           164,992
 Legal and professional fees                           3,193,414         1,421,390
 Borrowing costs                                       4,911,353                 -
 Foreign exchange (gain) loss                            370,489           678,774
                                                     -----------       -----------
                                                     138,931,041         3,762,411
                                                     -----------       -----------
Loss before income taxes and
   non-controlling interest                          (49,632,405)       (3,503,131)

Income tax expense                                    (1,979,605)          (37,339)
                                                     -----------       -----------
Loss before non-controlling interest                 (51,612,010)       (3,540,470)

Non-controlling interest                                   2,486            22,901
                                                     -----------       -----------
NET LOSS                                             (51,609,524)       (3,517,569)
                                                     -----------       -----------

Basic loss per share                                       (2.03)            (0.16)
Diluted loss per share                                     (2.03)            (0.16)
Weighted average number of
common shares outstanding
 Basic and diluted                                    25,373,575        22,384,506
                                                     -----------       -----------

See accompanying notes to the consolidated financial statements

INTEROIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)
                                                                [INTEROIL LOGO]

                                                              YEAR ENDED
                                                     -----------------------------
                                                     DECEMBER 31       DECEMBER 31
                                                        2004              2003
                                                          $                 $
                                                     -----------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net (loss)                                          (51,609,524)       (3,517,569)

 Non-controlling interest                                 (2,486)          (22,901)
 Adjustments for non-cash transactions                43,176,963                 -
 Change in non-cash operating working capital         13,594,162           286,540
                                                     -----------      ------------
                                                       5,159,115        (3,253,930)
                                                     -----------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES
 Expenditure on oil and gas properties               (23,530,700)      (15,824,292)
 Expenditure on plant and equipment                  (38,054,458)      (88,005,351)
 Proceeds on sale of plant and equipment                 405,353                 -
 Redemption (purchase) of temporary investments       20,301,601       (17,617,871)
 Acquisition of InterOil Products Limited,

     net of cash received (note 8)                     4,130,021                 -
                                                     -----------      ------------
                                                     (36,748,184)     (121,447,514)
                                                     -----------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds of borrowings                                1,889,000        52,000,000
 Proceeds from indirect participation interest        16,984,852        16,300,000
 Net advances from (to) related party (note 3)          (422,500)         (776,902)
 Issue of common shares                               43,545,685        63,203,489
                                                     -----------      ------------
                                                      61,997,037       130,726,587
                                                     -----------      ------------

Increase in cash and cash equivalents                 30,407,968         6,025,143
Cash and cash equivalents, beginning of period         9,313,682         3,288,539
                                                     -----------      ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD              39,721,650         9,313,682
                                                     ===========      ============

See accompanying notes to the consolidated financial statements

INTEROIL CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Expressed in United States dollars)
                                                                [INTEROIL LOGO]

                                                                      YEAR ENDED
                                                              -----------------------------
                                                              DECEMBER 31       DECEMBER 31
                                                                 2004              2003
                                                                   $                 $
                                                              -----------      ------------
SHARE CAPITAL

  At beginning of period                                      157,449,200        94,120,609
  Adjustment to reflect change in accounting for
    employee stock options (note 1)                                92,434                 -
  Issue of capital stock                                       59,617,641        63,328,591
                                                              -----------      ------------
  At end of period                                            217,159,275       157,449,200
                                                              -----------      ------------
CONTRIBUTED SURPLUS

  At beginning of period                                          540,222           769,964

  Adjustment to reflect change in accounting for
  employee stock options (note 1)                                 645,216                 -

Stock compensation                                                656,338          (229,742)
                                                              -----------      ------------
  At end of period                                              1,841,776           540,222
                                                              -----------      ------------
WARRANTS

  At  beginning of period                                               -                 -
  Movement for period                                           1,912,606                 -
                                                              -----------      ------------
  At end of period                                              1,912,606                 -
                                                              -----------      ------------
EQUITY TRANSLATION ADJUSTMENT

  At beginning of period                                                -                 -
  Movement for period (note 1)                                    464,989                 -
                                                              -----------      ------------
  At end of period                                                464,989                 -
                                                              -----------      ------------
SHARES ISSUED TO CONVERTIBLE DEBENTURE HOLDERS

  At beginning of period                                                -                 -

  Movement for period                                          (6,976,800)                -
                                                              -----------      ------------
  At end of period                                             (6,976,800)
                                                              -----------      ------------

DEFERRED HEDGE GAIN

  At beginning of period                                                -                 -
  Movement for period (note 7)                                    544,215                 -
                                                              -----------      ------------
  At end of period                                                544,215                 -
                                                              -----------      ------------
ACCUMULATED DEFICIT

  At beginning of period                                      (11,031,402)       (7,513,833)
  Adjustment to reflect change in accounting for
    employee stock options (note 1)                              (737,650)                -
  Net (loss) for period                                       (51,609,524)       (3,517,569)
                                                              -----------      ------------
  At end of period                                            (63,378,576)      (11,031,402)
                                                              -----------      ------------
SHAREHOLDERS' EQUITY AT END OF PERIOD                         151,567,485       146,958,020
                                                              ===========      ============

See accompanying notes to the consolidated financial statements

INTEROIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited, Expressed in United States dollars)
                                                                [INTEROIL LOGO]

      InterOil Corporation's (the "Company" or "InterOil") primary business interests are Oil and Gas Exploration in Papua New Guinea ("PNG"), the development of an oil refinery (the "Project") and distribution of refined petroleum products in PNG.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

      The unaudited consolidated financial statements for the quarter ended December 31, 2004 and the year ended December 31, 2004 have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements for the year ended December 31, 2003. These unaudited consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2003 Annual Report except for the following;

      Stock-based compensation - Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by CICA Handbook
      Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognised.

      The CICA Accounting Standards Board has amended CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation expense is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, without restatement to prior periods. The effect of retroactively adopting the fair value based method, without restatement, is to increase the opening accumulated deficit by $737,650, increase additional paid up capital by $645,216 and increase share capital by $92,434.

      Inventory valuation - Crude oil and refined petroleum products are valued at the lower of cost, on a first-in, first-out basis, or net realisable value. Cost consists of raw material, labour, direct overheads and transportation.

      Foreign currency - For subsidiaries considered to be self-sustaining foreign operations, all assets and liabilities denominated in foreign currency are translated to United States dollars at exchange rates in effect at the balance date and all revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are reported as a seperate component of shareholders' equity.

      For subsidiaries considered to be an integrated foreign operation, monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at balance date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expense items are translated at the rates of exchange in effect at the time of the transactions. Foreign exchange gains or losses are included in income.

      Deferred financing costs - Deferred financing costs represent the unamortised cost of fees incurred to secure long-term borrowings. Amortisation is provided on a straight-line basis, over the term of the related debt and is included in administrative and general expenses for the period.

      Receivables - The collectability of debts is assessed at reporting date and specific provision is made for any doubtful accounts.

      Revenue recognition - The following particular accounting policies, which signficantly affect the measurement of profit and of financial position, have been applied;

      (a) Revenue from midstream operations - Revenue from sales of product is recognised when title passes to the customer, which is generally at the time the goods are shipped.

      (b) Revenue from downstream operations - Sales of goods are recognised when the Company has delivered products to the customer, the customer has accepted the products and collectability of the related receivable is reasonably assured. It is not the Company's policy to sell products with a right to return.

      Interest income - Interest income is recognised on a time-proportionate basis using the effective interest method.

      Successful efforts - The Company follows the successful efforts method of accounting for oil and gas exploration and development activities. Direct acquisition costs of development properties as well as costs of development and exploratory wells that result in additions to proven reserves are also capitalised. Geological and geophysical costs are expensed as incurred.

      Capitalised costs are accumulated and carried forward where they expected to be recouped through successful, or by sale, or where exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalised costs for producing wells will be subject to depletion on the units-of-production method.

2. SUPPLEMENTAL CASH FLOW INFORMATION

                                              QUARTER ENDED                YEAR ENDED
                                         ----------------------     ------------------------
                                           DEC-31        DEC-31       DEC-31        DEC-31
                                            2004          2003         2004          2003
                                              $             $            $             $
                                         ----------     -------     ----------     ---------
Cash paid during the period for:

   Interest                                 683,837           -      3,615,937     1,656,451

   Income taxes                                   -           -         20,199        24,019

Interest received during the period          93,098     232,324        415,372       246,912

Non cash investing and
financing activities:

Write off of Oil and Gas
exploration retention licences           36,968,699           -     38,470,074             -
Conversion of indirect
participation into share capital                  -           -      9,226,170             -

3. RELATED PARTIES

      Amounts due to related parties of $1,056,251 (December 31, 2003 - $1,478,751} represents monies owed to Petroleum Independent and Exploration Corporation (PIE) which acts as a sponsor of the Company's oil refinery project. PIE advanced a loan of $2,900,000 to the InterOil Group in the quarter ended March 31, 2002 and the Company has repaid $1,843,750 of this loan as at December 31, 2004. This loan has interest charged at a rate of 5.75% per annum.

      During the year ended December 31 2004, $150,000 was accrued for the sponsor's (PIE) legal, accounting and reporting costs.

      Breckland Limited provides technical and advisory services to the Company and/or subsidiaries on normal commercial terms. This party is related by virtue of common directorships. Amounts paid or payable to Breckland during the year amounted to $120,426.20 (December 31, 2003 - $131,250).

4. INVENTORIES

                                                    DEC-31         DEC-31
                                                     2004           2003
                                                      $              $
                                                  ----------       ------
Midstream (crude oil feedstock)                    4,534,605            -
Midstream (refined petroleum product)             15,834,353            -
Downstream (refined petroleum product)             7,547,944            -
                                                  ----------       ------
                                                  27,916,902            -
                                                  ==========       ======

5. PLANT AND EQUIPMENT

      The Company is considered to be in the construction and pre-operating stage of development of an oil refinery in Papua New Guinea. Project costs, net of any recoveries, incurred during this pre-operating stage are being capitalised as part of plant and equipment (refinery assets). Administrative and general costs are expensed as incurred. Plant and equipment are recorded at cost. Development costs and the costs of acquiring or constructing support facilities and equipment are capitalised. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations are capitalised as part of the cost of such plant and equipment (refinery assets). Plant and equipment is depreciated over their useful lives. Depreciation of refinery assets will commence on the date of achieving commercial operations.

Plant and equipment by business stream:

                                                 DEC-31           DEC-31
                                                  2004             2003
                                                    $                $
                                              -----------       -----------
Upstream assets                                 5,639,456         5,650,817
Refinery assets                               240,061,095       196,244,045
Downstream                                        492,079           321,817
Corporate assets                                   86,326            92,786
                                              -----------       -----------
                                              246,278,956       202,309,465
                                              ===========       ===========

6. OIL AND GAS PROPERTIES

      The Company follows the successful efforts method of accounting for oil and gas exploration and development activities. Direct acquisition costs of development properties as well as costs of development and exploratory wells that result in additions to proven reserves are capitalised. Geological and geophysical costs are expensed as incurred. Costs associated with Retention Licences PRL 4 and PRL 5 have been written off in previous periods. This was due to the non-existence of gas contracts and immediate development plans for these licences.

                                                       DEC-31           DEC-31
                                                        2004             2003
                                                          $                $
                                                    -----------       -----------
PPL 238, at cost                                      6,605,360        21,192,055
Other exploration properties at cost                          -         1,825,960
                                                      6,605,360        23,018,015
                                                    ===========       ===========
Exploration costs expensed:

Exploration expensed as incurred                      8,660,291                 -
Capitalised oil and gas properties expensed          29,809,783           164,992
                                                    -----------       -----------
                                                     38,470,074           164,992
                                                    ===========       ===========

7. COMMODITY HEDGE CONTRACTS

      InterOil uses derivative commodity instruments to manage exposure to price volatility on a portion of its refined product, As at December 31, 2004, InterOil had entered into naphtha and crude swap agreements to hedge a portion of the anticipated January and February sales of Naphtha and purchase of crude feedstock. The unrealised loss on hedge contracts deemed to be effective at December 31, 2004 amounted to $544,215 and is recognised in the financial statements under deferred hedge (loss).

                                  Notional Volumes
Derivative               Type          (bbls)           Expiry    Price USD per Barrel     Receivable
----------               ----     ----------------      ------    --------------------     ----------
Naphtha fixed price      Sell          50,000           Jan-05           $43.90             $280,000

Naphtha fixed price      Sell          50,000           Feb-05           $41.00             $112,500

Crude fixed price        Buy           50,000           Feb-05           $38.90             $111,000

TOTAL                                                                                       $503,500

8. ACQUISITION OF SUBSIDIARY

      On March 1, 2004, InterOil, through its wholly owned subsidiary, S.P.I. Distribution Limited acquired 100% of the outstanding common shares of BP Papua New Guinea Limited which was subsequently renamed InterOil Products Limited ("IPL"). InterOil purchased IPL in order to enhance its downstream position in Papua New Guinea as IPL is a distributor of refined petroleum products in Papua New Guinea.

      The results of IPL's operations have been included in the consolidated financial statements since April 28, 2004, the date control of IPL's shares was transferred to InterOil. Under the agreement, InterOil Corporation was entitled to the profit of IPL from March 1, 2004. The profit earned after tax between March 1, 2004 and April 28,2004 of $1,243,746 was recognised as a reduction in the acquisition cost.

      The aggregate purchase price is $13,226,854, including a service agreement for $1,000,000 related to the purchase. A deposit of $1,000,000 of the purchase price has been paid. The remaining $12,226,854 (discounted amount $12,123,106) is payable on March 1, 2005 and is included in current liabilities in the financial statements,

      The following table summarises the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

                                                             $
                                                       -----------
Current assets (including cash of $5,859,517)           22,474,255

Future income tax benefit                                  640,284
Property, plant and equipment                            3,007,312
                                                       -----------
Total assets acquired                                   26,121,851
Current liabilities                                    (12,894,997)
                                                       -----------
Net assets acquired                                     13,226,854
                                                       ===========

9. SECURED LOAN

      On June 12, 2001, the Company entered into a loan agreement with the Overseas Private Investment Corporation (OPIC), an agency of the US Government, to secure a project financing facility of $85,000,000.00. The facility is fully drawn down at December 31, 2004. The loan is secured over the assets of the project.

      The loan expires June 30, 2014 and half yearly repayments of $4,500,000 were to commence on June 30, 2004. The loan agreement has been amended such that repayments will now commence on June 30,2005.

10. INDIRECT PARTICIPATION INTEREST

      In March 2004, the Company received an additional $3,235,000 from PNG Drilling Ventures Limited ("PNGDV") relating to PNGDV's indirect interest in the Company's phase 1 exploration program. In January 2004, $75,500 of the PNGDV indirect participation interest was converted to 5,000 common shares of InterOil Corporation and a further $1,500,670 of the itnerest was converted to 84,545 common shares on September 30, 2004 in accordance with the indirect participation interest agreement. The balance of the indirect participation interest at December, 2004 is $10,608,830.

      On May 17, 2004 PNG Energy Investors converted their $7,350,000 indirect participation interest to 683,140 common shares of InterOil Corporation.

      Prior to December 31, 2004, the Company received advances of $13,749,852 toward an additional Indirect participation interest.

11. NON-CONTROLLING INTEREST

      At December 31, 2004, a subsidiary, S.P. InterOil LDC, holds 98.74% (December 31, 2003 - 98.66%) of the non-voting participating shares issued from E. P. InterOil Limited.

12. SHARE CAPITAL

      InterOil Corporation has issued shares as at December 31, 2004 of 28,130,884 (December 31, 2003 - 24,815,961, June 30, 2003 - 22,488,683).
      The total number of shares issued in the period to December 31, 2004 is 3,314,923 (Year ended December 31, 2003 - 4,230,018). InterOil Corporation securities trade on the Australian Stock Exchange as Chess Depository Interests (CDls) on the basis of 10 CDls to one common share. They also trade on the Port Moresby Stock Exchange, the Toronto Stock Exchange in Canada and the American Stock exchange as common shares.

13. STOCK OPTIONS

      As at December 31, 2004, InterOil Corporation has 1,162,322 (December 31, 2003 - 1,363,265) stock options outstanding, During the year to December 31, 2004, a total of 224,460 options were issued, 310,095 options were exercised and 115,308 options expired.

14. WORKING CAPITAL FACILITY

      On November 3,2004 interOil amended the credit facility with BNP Paribas (Singapore branch) to increase the maximum availability under the facility from $60,000,000 to $100,000,000. This financing facility supports the ongoing procurement of crude oil for the refinery and includes related hedging transactions. The amended facility comprises a base facility to accommodate the issuance of letters of credit followed by secured loans in the form of short term advances. In addition to the base facility, the amended agreement offers both a cash-secured short term advance facility and a discounting facility on specific monetary receivables.

15. OPERATIONS

      Sales and operating revenue included the tradeout of crude cargo 4 which resulted in sales income of $26,309,547 and cost of goods of $27,685,347. The tradeout related to refinery commissioning issues and is not considered to be part of normal trading operations which were capitalised up to December 31, 2004. Downstream sales of $62,410,291 and cost of goods sold of $50,588,439 are also included.

INTEROIL CORPORATION

DIRECTORS' CERTIFICATE
                                                                [INTEROIL LOGO]

      The directors of the Company have made reasonable enquiries to ensure that there is no material statement in this document that is misleading and to ensure that there is no material omission from this document. The Board reports, as at 28 February 2005, after due inquiry by them, that they have not become aware of any circumstances that in their opinion materially affect or will materially affect the assets and liabilities, financial position, profits and losses or prospects of the Company.

      /s/ Phil. E. Mulacek
      ------------------------
      Phil. E. Mulacek
      Chairman, on behalf of the Board of Directors.

                              InterOil Corporation
                           25025 I-45 North, Suite 420
                 PO Box 8727, The Woodlands, TX 77387-8727, USA
      Telephone: 281 292 1800 Facsimile: 281 292 0888 Web: www.interoil.com